

August 22, 2016

Mail Stop 4720

<u>Via Email</u>
Ms. Ching Tao
Chief Financial Officer
No. 1687 Changyang Road, Changyang Valley, Building 2
Shanghai 200090, Peoples Republic of China

      Re: **Noah Holdings Limited**
             Form 20-F for Fiscal Year Ended December 31, 2015
             Filed April 27, 2016
             File No. 001-34936

Dear Ms. Tao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2015</u>

<u>Consolidated Financial Statements, F-1</u>

<u>Note 10. Loans Receivable, Net, page F-31</u>

1. Please address the following regarding your allowance for loan losses:

- Tell us and revise your future filings to explain why your allowance as a percent of loans dropped from 2.6% as of December 31, 2014 to 1% as of December 31, 2015. Identify the trends experienced in your credit quality indicators that supported this significant decrease.

- Identify any changes to your allowance methodology or impairment analysis during the periods presented. If no changes were made, revise your future filings to confirm that fact.

- Tell us and revise your future filings to clearly explain why you no longer have any specific reserves.

- We note your statement on page F-20 that "The General Reserve is required to be no less than 1% of total loan receivable balance." You also disclose that "To the extent the mandatory loan loss reserve rate as required by PBOC differs from management's estimates, the management elects to use the higher rate." This statement appears to be inconsistent with U.S. GAAP and your disclosure elsewhere in your filing that your allowance represents "the Company's best estimate of the amounts that will not be collected." Please revise your future disclosure to address this apparent inconsistency.

- Given that your allowance is now at 1% of total loans, please quantify for us the difference between your U.S. GAAP general allowance estimate for loan losses and your general reserve regulatory allowance for loan losses determined pursuant to the PBOC requirement. As part of your response, please clarify how this difference is reported for regulatory reporting purposes and your U.S. GAAP financial statements, as applicable.

- In addition, revise your future disclosure to provide a description of how you validate your allowance for loan loss estimate. In this regard, discuss whether you back test your methodology for accuracy by comparing actual loan losses experienced to your estimate of loan losses for that same period. Also, discuss how you incorporate the results of your validation and back testing processes into your current allowance for loan loss methodology.

Note 11. Convertible Notes, page F-31

2. We note your issuance of U.S. $80.0 million in convertible notes completed in February 2015 and related disclosure that "neither the conversion feature nor any other feature is required to be bifurcated and accounted for separately." You also disclose that the conversion ratio is "subject to customary adjustments." Please address the following:

- Provide us with an analysis of your accounting determination that these instruments should be classified as liabilities and require no bifurcation or recognition of a beneficial conversion feature in a supplemental response, citing the applicable literature you considered in a step-by-step basis.

- Identify the "customary adjustments" to which the conversion ratio are subject.

- As part of your response, clearly tell us how you considered these adjustments and the impact of foreign currency as part of your determination whether the instrument is considered indexed to your own stock for purposes of ASC 815-40-15.

- Explain how you determined whether the conversion feature met the criteria of a "beneficial conversion feature."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie, Staff Accountant at (202) 551-3714 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services

cc (via email): Alan Seem, Shearman & Sterling LLP